                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                     FORM 15

 CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
    THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
       UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                        Commission File Number 333-11149
                                               ---------

                       ORBITAL COMMUNICATIONS CORPORATION
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             (Exact name of registrant as specified in its charter)

   21700 Atlantic Boulevard, Dulles, Virginia 20166 - (703) 406-5000
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

       Guarantee of the 14% Series B Senior Notes of ORBCOMM Global, L.P.
                        and ORBCOMM Global Capital Corp.
                  due 2004 with Revenue Participation Interest
         ---------------------------------------------------------------
            (Title of each class of securities covered by this Form)


                                  None
        --------------------------------------------------------
         (Titles of all other classes of securities for which a
       duty to file reports under section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)       [ ]         Rule 12h-3(b)(1)(ii)      [ ]
Rule 12g-4(a)(1)(ii)      [ ]         Rule 12h-3(b)(2)(i)       [ ]
Rule 12g-4(a)(2)(i)       [ ]         Rule 12h-3(b)(2)(ii)      [ ]
Rule 12g-4(a)(2)(ii)      [ ]         Rule 15d-6                [X]
Rule 12h-3(b)(1)(i)       [ ]

Approximate number of holders of record as of the certification or notice date:


                                thirty (30)
                        --------------------------

      Pursuant to the requirements of the Securities Exchange Act of 1934, Orbital Communications Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:  June 25, 1998               By: /s/ Monette P. Dawson
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                                           Monette P. Dawson of
                                           Latham & Watkins, Counsel
                                           to Orbital Communications
                                           Corporation.

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.